Exhibit 4.4

Ayr Strategies Inc.

(Formerly Cannabis Strategies Acquisition Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Strategies Inc. (formerly Cannabis Strategies Acquisition Corp.) (“Ayr”, “the Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three months and year ended December 31, 2019. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2019 and 2018, and the related notes thereto (the “Financial Statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Until it completed its Qualifying Transaction (as defined below) on May 24, 2019, the Corporation was a special purpose acquisition corporation (“SPAC”), and therefore the results presented for the year ended December 31, 2019 will not be indicative of the results that may be expected for any future period. See “Timing Issues Related to the December Financial Statements” below. The Financial Statements and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Further information about the Corporation and its operations can be obtained on www.sedar.com.

The effective date of this MD&A is March 20, 2020.

On May 24, 2019, the Corporation completed its qualifying transaction under Part X of the NEO Exchange Inc. Listing Manual (the “Qualifying Transaction”) in respect of its concurrent acquisitions of five Acquired Businesses. The Corporation, through its wholly-owned subsidiary CSAC Acquisition Inc. (“CSAC AcquisitionCo”), acquired the businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada, LLC (“CannaPunch”). Washoe, Canopy, Sira, LivFree and CannaPunch are collectively referred to as the “Acquired Businesses”. The Acquired Businesses operate in the cultivation, manufacturing, branding and/or retail, as applicable, of cannabis products in the Corporation’s anchor states of Massachusetts and Nevada.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Qualifying Transaction, information concerning the Acquired Businesses and the parties and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Corporation and each of the Acquired Businesses, as applicable, and perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and the Acquired Businesses. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	assumptions and expectations described in the Corporation’s critical accounting policies and estimates;

•	the adoption and impact of certain accounting pronouncements;

•	the legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Corporation’s subsidiaries and other business interests, including but not limited to timing of sales from expansion of the Corporation’s cultivation facilities in Massachusetts and Nevada (assumed to begin in May 2020 and June 2020, respectively) and the timing of the commencement of recreational sales in the Corporation’s Massachusetts dispensaries (assumed to begin in May 2020 for one dispensary and in September 2020 for two further dispensaries);

•	the expansion of the Corporation’s cultivation facilities in Massachusetts and Nevada producing total annualized capacity of 12,000 pounds of flower and 1,200 pounds of oil in Massachusetts; total annualized capacity of 5,000 pounds of flower and 1,000 pounds of oil in Nevada;

•	flower prices of $7,000 per pound at retail, $4,000 per pound at wholesale (on costs of $1,200 per pound), oil prices of $120 per gram at retail, $60 per gram at wholesale (on costs of $19 per gram) in Massachusetts; flower prices of $3,500 per pound at retail (on costs of $900 per pound), oil prices of $50 per gram at retail (on costs of $15 per gram) in Nevada;

•	low double-digit revenue growth from assets in place as of December 31, 2019;

•	higher margins in Nevada as substantial vertical integration is achieved from the completed cultivation expansion;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or recreational cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Corporation’s future financial and operating performance;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Corporation’s current and proposed products and services, as well as the Corporation’s ability to capture market share;

•	the benefits and applications of the Corporation’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Corporation operates and the Corporation’s market expertise;

•	the Corporation’s ability to secure further equity or debt financing, if required;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Corporation’s and third-party products sold by the Corporation;

•	the Corporation’s ability to mitigate risks relating to the cannabis industry, the larger economy, breaches of and unauthorized access to the Corporation’s systems and related cybersecurity risks, money laundering, costly litigation, health pandemics;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts; and

•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Definition and Reconciliation of Non-IFRS Measures

The Corporation reports certain non-IFRS measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage their capital structure. As non-IFRS measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable IFRS measure.

The Corporation references non-IFRS measures including cannabis industry metrics, in this document and elsewhere. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those IFRS measures by providing further understanding of the results of the operations of the Corporation from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Corporation’s financial information reported under IFRS. Non-IFRS measures used to analyze the performance of the Acquired Businesses include “Adjusted EBITDA” and “Adjusted Gross Profit”.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

The Corporation believes that these non-IFRS financial measures provide meaningful supplemental information regarding the Corporation’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Corporation’s operating performances and thus highlight trends in the Corporation’s core businesses that may not otherwise be apparent when solely relying on the IFRS measures.

Adjusted EBITDA

“Adjusted EBITDA” represents income (loss) from operations, as reported, before interest, and tax, and is adjusted to exclude extraordinary items, non-recurring items, other non-cash items, including stock based compensation expense, depreciation, amortization, the adjustments for the accounting of the fair value of biological assets and the incremental costs to acquire cannabis inventory in a business combination, and further adjusted to remove acquisition related costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the fair value of biological assets and the incremental costs to acquire cannabis inventory in a business combination.

Reconciliations are provided elsewhere in this MD&A.

Description of Business

Ayr is a vertically-integrated multi-state operator in the U.S. cannabis sector, with an initial anchor portfolio in Massachusetts and Nevada. Through its five operating companies, Ayr is a leading cultivator, manufacturer and retailer of cannabis products and branded cannabis packaged goods. The Corporation was previously a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, referred to as the Corporation’s “Qualifying Transaction”. The Company had only one operating segment, cannabis sales, during the year ended December 31, 2019. As the Corporation has experienced rapid growth with the Qualifying Transaction, operating segments will be further analyzed and are subject to future change. The Corporation is a reporting issuer in each of the provinces and territories of Canada, other than Quebec.

On May 24, 2019, the Corporation completed its concurrent acquisitions of the Acquired Businesses. In connection with the closing of the Qualifying Transaction, all non-redeemed Class A Restricted Voting Shares (as defined below) were automatically converted into subordinate voting shares of the Corporation (the “Subordinate Voting Shares”), and all Class B shares of the Corporation (the “Class B Shares”) were automatically converted into multiple voting shares of the Corporation (the “Multiple Voting Shares”). Following the closing of the Qualifying Transaction, the Subordinate Voting Shares, the Warrants and the Rights began trading on the NEO Exchange Inc. (the “NEO Exchange”) under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively, while the Multiple Voting Shares were not listed on the NEO Exchange. On August 20, 2019, the Corporation stopped trading on the NEO Exchange and began trading on the Canadian Stock Exchange (the “CSE”), under the same symbols. On June 26, 2019, the Corporation began trading on the Over-the-Counter Market (“OTC”) and traded under the symbol “CBAQF”. On July 5, 2019, the Corporation was approved to change its OTC symbol to “AYRSF”.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Each Multiple Voting Share has 25 votes per share (subject, in the case of the Sponsor, to the terms of the Voting Agreement), whereas each Subordinate Voting Share has one vote per share. The Multiple Voting Shares are convertible, at the discretion of the holders in accordance with their terms, into Subordinate Voting Shares on a one-for-one basis. However, the Multiple Voting Shares are subject to certain sunset provisions, as follows: the Multiple Voting Shares are automatically convertible into Subordinate Voting Shares on a one-for-one basis, on the earlier of: (i) the date on which the aggregate number of Multiple Voting Shares has been reduced to less than 33 1/3% of those issued and outstanding on the first date of issuance thereof, and (ii) the date that is five years from the date of closing of the Qualifying Transaction.

On June 28, 2019, Ayr announced that its sponsor, Mercer Park CB, L.P. (“Mercer Park”), agreed to contractually limit the voting rights attached to its Multiple Voting Shares in respect of the election of directors while retaining the right to vote its Multiple Voting Shares on all other matters. Specifically, subject to certain terms and conditions, Mercer Park agreed not to exercise any voting rights attached to its Multiple Voting Shares in respect of the election of directors during a specified term. The term will expire on the second anniversary, but is subject to early termination in various circumstances.

On December 31, 2018, the Corporation changed its financial year-end to December 31 to better synchronize its financial reporting with that of its proposed Acquired Businesses in connection with its proposed Qualifying Transaction. On May 24, 2019, in connection with its continuance into British Columbia, the Corporation changed its name from “Cannabis Strategies Acquisition Corp.” to “Ayr Strategies Inc.”. Further, after completing the Qualifying Transaction, the Corporation decided to change the presentation currency of its consolidated financial statements from the Canadian dollar (CDN$) to the United States dollar (US$ or $) with effect from the financial period ended June 30, 2019. The Board of Directors believe that US dollar financial reporting provides more relevant presentation of the Corporation’s financial position, funding and treasury functions, financial performance and its cash flows.

The Corporation was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Corporation is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Corporation is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On December 21, 2017, the Corporation completed its initial public offering (the “Offering”) of 12,500,000 Class A Restricted Voting units (“Class A Restricted Voting Units”) at CDN$10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one redeemable Class A restricted voting share (“Class A Restricted Voting Share”), one share purchase warrant (each, a “Warrant”) and one right (each, a “Right”).

In connection with the Offering, the Corporation granted the underwriter, Canaccord Genuity Corp. (the “Underwriter”), a 30-day non-transferable option (the “Over-Allotment Option”) to purchase up to an additional 1,875,000 Class A Restricted Voting Units, at a price of CDN$10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. On January 19, 2018, the Underwriter partially exercised its Over-Allotment Option to acquire an additional 975,000 Class A Restricted Voting Units, and as a result, an aggregate of 13,475,000 Class A Restricted Voting Units were issued pursuant to the Offering (for aggregate proceeds of CDN$134,750,000).

Concurrent with the completion of the Offering, for total proceeds of CDN$25,000, Mercer Park CB, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Kamaldeep Thindal and Charles Miles (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) purchased an aggregate of 3,434,298 Class B Shares (“Founders’ Shares”), consisting of 3,415,438 Class B Shares purchased by the Sponsor, 9,430 Class B Shares purchased by Kamaldeep Thindal, and 9,430 Class B Shares purchased by Charles Miles, including the forfeiture without compensation of an aggregate of 227,812 Founders’ Shares by the Founders due to the partial exercise of the Over-Allotment Option). In addition, in connection with the Offering (and following the exercise of the Over-Allotment Option), the Sponsor purchased an aggregate of 262,188 Class B Units (the “Class B Units”) at CDN$10.00 per Class B Unit and 2,621,870 Warrants (“Founders’ Warrants”) at CDN$1.00 per Founders’ Warrant. Each Class B Unit consisted of one Class B Share, one Warrant and one Right. The Founders’ Warrants are (except in certain circumstances in the event of early termination of the Warrants) subject to the same terms and conditions as the Warrants underlying the Class A Restricted Voting Units and Class B Units. The Rights underlying the Class B Units were subject to the same terms and conditions as the Rights underlying the Class A Restricted Voting Units.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

On September 12, 2018, the Corporation incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly owned subsidiary in Nevada, United States, CSAC AcquisitionCo.

Following the closing of the Qualifying Transaction, each of the 13,474,000 non-redeemed Class A Restricted Voting Shares was automatically converted into one Subordinate Voting Share. Each Warrant is exercisable to purchase one Subordinate Voting Share and each Right represents the entitlement to automatically receive, for no additional consideration, one-tenth (1/10) of one Subordinate Voting Share. All Warrants became exercisable at a price of CDN$11.50 per share, effective 65 days after the completion of the Qualifying Transaction, and will expire on the day that is five years after the completion of the Qualifying Transaction (being May 24, 2024), or may expire earlier if the expiry date of the Warrants is accelerated. Holders of Warrants were granted an additional right (the “Early Exercise Right”) to exercise, for cash only, their Warrants at any time commencing on July 15, 2019 until July 26, 2019 (the “Early Exercise Period”). For each Warrant duly exercised during the Early Exercise Period, Ayr paid a commitment fee of CDN$0.50, which was offset against the payment of the applicable exercise price, resulting in a net payment of CDN$11.00. Throughout the Early Exercise Period, 298,200 warrants were exercised at a price of $8.25 (CDN$11), resulting in proceeds of $2.4 million (CDN$3.3 million).

On October 1, 2019, the Corporation commenced a stock repurchase program for up to 5% of outstanding Subordinate Voting Shares. The program lasts for 12 months and the maximum number of Subordinate Voting Shares able to be repurchased are 725,892. As at December 31, 2019, the Corporation has repurchased 36,900 shares under this program, of which 7,400 have been cancelled and the balance are held by the Corporation as treasury shares. Additionally, as at December 31, 2019, the Corporation had 3,140,338 rights outstanding which can be redeemed one tenth (1/10) of one Subordinate Voting Share.

Please refer to the Corporation’s final non-offering prospectus dated February 15, 2019 and the Corporation’s management information circular dated February 19, 2019 and the Corporation’s Annual Information Form for further for further information on the Qualifying Transaction, including risk factors associated therewith.

Timing Issues Related to the December Financial Statements

As noted above, the Qualifying Transaction closed on May 24, 2019. The accounting effect of the Qualifying Transaction was to give rise to the consolidation of the five acquired companies commencing on that date, the details of which can be found below. Accordingly, the Financial Statements include 221 days of operating results of the companies acquired, from May 24 to December 31, 2019.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

This gives rise to a number of abnormalities, including the following:

•	Ayr was a special purpose acquisition corporation prior to consummation of the Qualifying Transaction and therefore, for the period between January 1, 2019 and May 24, 2019, there was no active operating business of Ayr and its subsidiaries, other than its operations in seeking to complete the Qualifying Transaction.

•	Following the closing of the Qualifying Transaction, there are only 221 days of operating results in relation to the companies acquired in the Qualifying Transaction.

Readers of the Financial Statements and this MD&A are therefore cautioned about annualizing the results from the year ended December 31, 2019, both in terms of the abnormal impact to the financial statements of the Qualifying Transaction itself and the fact that there are only 221 days of operating results for the Acquired Businesses. Further details on these matters are contained below.

References herein to the year ended December 31, 2019 therefore include the results of the Acquired Businesses only for the 221 days ended December 31, 2019.

Acquisition of Businesses

On May 24, 2019 (the “acquisition date”), the Corporation completed its concurrent acquisitions of the five Acquired Businesses. Any summary information of certain material terms from definitive agreements in respect of the acquisitions of Washoe, Canopy, Sira, LivFree, and CannaPunch (respectively, the “Washoe Agreement”, the “Canopy Agreement”, the “Sira Agreement”, the “LivFree Agreement”, and the “CannaPunch Agreement”, collectively the “Definitive Agreements”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com.

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Corporation and its wholly-owned subsidiary, CSAC AcquisitionCo, and incorporates payments in cash, shares and debt as well as certain contingent consideration. The shares issued as consideration are non-voting exchangeable shares of CSAC AcquisitionCo (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. The Corporation treats the Exchangeable Shares as options with a value equal to a share of Subordinate Voting Shares, which represents the holder’s claim on the equity of the Corporation. In order to comply with certain contractual requirements of the acquisition, the Corporation and CSAC Acquisition Inc. are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Subordinated Voting Shares of the Corporation. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Corporation as the holders of the Corporation’s publicly traded Subordinated Voting Shares. The Corporation has presented these Exchangeable Shares as a part of shareholders’ equity within these consolidated financial statements due to (i) the fact that they are economically equivalent to the Corporation’s publicly traded Subordinated Voting Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Voting Shares of the Corporation. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

The details of the purchase price consideration are summarized as follows:

	Cash	Debt Payable	Shares Issued	Other	Total
	$	$	$	$	$
Calculated Consideration	76,420,000	37,140,000	125,421,479	31,471,789	270,453,268

The purchase consideration consists of cash, debt, Exchangeable Shares, and other consideration. The other consideration includes a contingent cash payment based on certain milestones being met as detailed in the Sira Agreement, a payment for excess inventory as outlined in the Sira Agreement, and make-whole provisions as outlined in the Canopy Agreement and the Washoe Agreement.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Ayr obtained control of Washoe, Canopy, and LivFree through separate management service agreements. Each management service agreement provides the Corporation significant management rights over the entities’ operations. Through these management service agreements, Ayr has the power to control relevant activities which affect the returns Ayr receives. As a result of the control obtained through the management service agreements, these entities are consolidated on the Corporation’s consolidated financial statements. As at December 31, 2019, Washoe, Canopy, and LivFree are awaiting state approval to transfer licenses to the Corporation. See Note 3.1 for a breakout of the various management companies.

The fair value of the identifiable assets acquired and liabilities assumed as at the acquisition date are as follows:

US$	Livfree	Sira	Cannapunch	Washoe	Canopy	Total
	$	$	$	$	$	$
ASSETS ACQUIRED
Cash and cash equivalents	1,258,928	270,280	7,233	21,458	147,930	1,705,829
Accounts receivable	-	600,151	625,143	87,617	-	1,312,911
Inventory	2,670,057	9,671,814	552,040	4,500,213	1,618,639	19,012,763
Biological assets	-	1,996,642	-	1,763,516	-	3,760,158
Prepaid expenses and other assets	96,157	340,428	-	129,477	160,748	726,810
Intangible assets	105,000,000	57,000,000	2,390,000	22,800,000	10,750,000	197,940,000
Property, plant and equipment	1,640,418	9,090,090	486,100	9,070,645	1,217,736	21,504,989
Right-of-use assets	2,894,076	5,239,201	1,119,826	-	2,057,681	11,310,784
Due from related parties	-	-	-	-	784,733	784,733
Deposits	90,147	149,251	-	91,574	9,983	340,955
Total assets acquired at fair value	113,649,783	84,357,857	5,180,342	38,464,500	16,747,450	258,399,932

LIABILITIES ASSUMED
Trade payables	387,500	475,193	251,829	506,073	-	1,620,595
Accrued liabilities	1,176,088	970,418	46,972	100,412	520,453	2,814,343
Deferred tax liabilities	25,796,726	13,611,222	567,507	2,153,131	2,841,746	44,970,332
Advance from related parties	187,809	-	-	784,733	-	972,542
Lease obligations	2,520,437	6,514,038	1,083,189	-	2,553,502	12,671,166
Debts payable	120,000	13,054	-	9,180,808	421,128	9,734,990
Total liabilities assumed at fair value	30,188,560	21,583,925	1,949,497	12,725,157	6,336,829	72,783,968

Goodwill	39,779,584	16,399,143	13,971,953	8,121,569	6,565,055	84,837,304

Calculated Purchase Price	123,240,807	79,173,075	17,202,798	33,860,912	16,975,676	270,453,268

The goodwill recognized on acquisition is attributable mainly to the expected future growth potential and expanded customer base arising as a result of completion of Qualifying Transaction as explained in Note 1 to the Financial Statements. Goodwill has been allocated to the Cash Generating Units (“CGU” or “CGU’s”) corresponding to each of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. The Corporation tests the recoverability of its goodwill annually, or more frequently if events or changes in circumstances indicate that they might be impaired.

During the year ended December 31, 2019, the Corporation incurred acquisition costs of $5,847,800, as reflected in the Financial Statements.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

For the year ended December 31, 2019, $3,764,678 of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is included on the Financial Statements. This relates to the one-time adjustment of cannabis inventory from cost to fair value as part of the purchase price allocation.

Sira Acquisition

Sira is a vertically-integrated cannabis company with cultivation, extraction, production, manufacturing, distribution and retail dispensary operations in Massachusetts. Sira operates its dispensaries in the medical market in Massachusetts.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,500,000
Debt Payable	ii		5,000,000
Shares Issued	iii	1,885,606	29,165,138
Contingent Consideration	iv		21,820,132
Inventory Payment	v		6,091,357
Working Capital Receivable	vi		(403,552)
Total		1,885,606	79,173,075

Pursuant to the terms of the Sira Agreement, Ayr satisfied the purchase price of $79.2 million for Sira through the following:

i.	$17.5 million of the Sira purchase price was paid in the form of cash consideration;

ii.	$5.0 million of the Sira purchase price was paid in the form of a promissory note payable;

iii.	$29.2 million of the Sira purchase price was paid in the form of 1,885,606 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for twelve months (the “Lock-Up Provision”);

iv.	A portion of the Sira purchase price is derived from an earn-out provision that may entitle the sellers to earn additional consideration, if certain milestones are achieved at Sira’s planned final cultivation facility in Milford, MA over its first full year of operation;

v.	An amount equal to the fair market value of Sira’s inventory above a target level set at $800,000 (the “Inventory Payment”), pursuant to a formula specified in the Sira Agreement; and

vi.	Settlement following the final working capital adjustment.

One-third of the Inventory Payment, subject to a cap of $2,500,000, was paid on the Closing Date, and is included in the cash consideration listed above. The remaining two-thirds is part of the current portion of purchase consideration payable as set out on the Financial Statements.

Canopy Acquisition

Canopy is an owner and operator of cannabis dispensaries in Nevada, with an established footprint in Reno, NV. Canopy operates its dispensaries in both the medical and adult-use recreational markets.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$7,000,000
Debt Payable	ii		4,500,000
Shares Issued	iii, iv	265,360	4,349,003
Make-Whole Provision	v		1,389,182
Working Capital Receivable	vi		(262,509)
Total		265,360	16,975,676

Pursuant to the terms of the Canopy Agreement, Ayr satisfied the purchase price of $17.0 million for Canopy through the following:

i.	$7.0 million of the Canopy purchase price was paid in the form of cash consideration;

ii.	$4.5 million of the Canopy purchase price was paid in the form of a promissory note payable;

iii.	$4.3 million of the Canopy purchase price was paid in the form of 250,000 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Lock-Up Provision”);

iv.	An additional 15,360 Exchangeable Shares were issued to Canopy pursuant to certain make-whole provisions (the “Canopy Make-Whole Provisions”);

v.	Additional Exchangeable Shares are also issuable to the Canopy sellers under the Canopy Make-Whole Provisions based on a formula specified therein relating to the market price of the Subordinate Voting Shares on certain specified dates; and

vi.	Settlement following the final working capital adjustment.

Washoe Acquisition

Washoe is a Nevada-based cannabis company with cultivation, extraction, processing, manufacturing and distribution capabilities. Washoe operates in both the medical and adult-use segments of the Nevada cannabis market.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$21,670,000
Debt Payable	ii		5,640,000
Shares Issued	iii, iv	270,000	4,260,775
Make-Whole Provision	v		1,424,536
Working Capital Payable	vi		865,601
Total		270,000	33,860,912

Pursuant to the terms of the Washoe Agreement, Ayr satisfied the purchase price of $33.9 million for Washoe through the following:

i.	$21.7 million of the Washoe purchase price was paid in the form of cash consideration;

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

ii.	$5.6 million of the Washoe purchase price was paid in the form of a promissory note payable;

iii.	$4.3 million of the Washoe purchase price was paid in the form of 256,364 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Lock-Up Provision”);

iv.	Pursuant to the terms of the Washoe Agreement, Ayr issued 13,636 Exchangeable Shares to a Washoe lender;

v.	Additional Exchangeable Shares are also issuable to the Washoe sellers pursuant to certain make-whole provisions (the “Washoe Make-Whole Provisions”) in the Washoe Agreement based on a formula specified therein relating to the market price of the Subordinate Voting Shares on certain specified dates; and

vi.	Settlement following the final working capital adjustment.

CSAC AcquisitionCo agreed to fund a bonus payment in the amount of $5,000,000 to various employees and consultants of Washoe; this amount is included in the cash consideration above.

LivFree Acquisition

LivFree is a leading Nevada-based cannabis company with retail dispensary operations in Las Vegas and Reno, Nevada. LivFree operates in both the medical and adult-use segments of the Nevada cannabis market. LivFree operates three retail dispensaries where it sells products purchased in the wholesale market. Livfree has licenses to operate medical marijuana dispensary, cultivation, and production facilities, and adult-use/recreational marijuana retail dispensary and production facilities.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$29,500,000
Debt Payable	ii		20,000,000
Shares Issued	iii, iv	4,664,182	73,525,577
Working Capital Payable	v		215,230
Total		4,664,182	123,240,807

Pursuant to the terms of the LivFree Agreement, Ayr satisfied the purchase price of $123.2 million for LivFree through the following:

i.	$29.5 million of the LivFree purchase price was paid in the form of cash consideration;

ii.	$20.0 million of the LivFree purchase price was paid in the form of a promissory note payable;

iii.	$69.1 million of the LivFree purchase price was paid in the form of 4,342,432 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Lock-Up Provision”);

iv.	$4.4 million of the LivFree purchase price was paid, pursuant to an amendment to the definitive agreement in respect of the LivFree Acquisition, in the form of an additional 321,750 Exchangeable Shares to the LivFree sellers; and

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

v.	Settlement of the final working capital adjustment.

CannaPunch Acquisition

CannaPunch extracts raw cannabis plant material to create processed cannabis oil for use in vaporizer cartridges and pens or as an input into other infused products, as well as finished extract products such as wax and shatter. CannaPunch manufactures a variety of cannabis-infused products, including beverages, gummies, chocolates, CBD cream, and vaporizer pens.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$750,000
Debt Payable	ii		2,000,000
Shares Issued	iii, iv	898,739	14,120,986
Working Capital Payable	v		331,812
Total		898,739	17,202,798

Pursuant to the terms of the CannaPunch Agreement, Ayr satisfied the purchase price of $17.2 million for CannaPunch through the following:

i.	$0.8 million of the CannaPunch purchase price was paid in the form of cash consideration;

ii.	$2.0 million of the CannaPunch purchase price was paid in the form of a promissory note payable;

iii.	$13.7 million of the CannaPunch purchase price was paid in the form of 866,668 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Lock-Up Provision”);

iv.	$0.4 million of the CannaPunch purchase price was paid, pursuant to an amendment to the definitive agreement in respect of the CannaPunch acquisition, in the form of an additional 32,071 Exchangeable Shares to the CannaPunch sellers; and

v.	Settlement of the final working capital adjustment.

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchases have been accounted for by the acquisition method, with the results included in the Corporation’s net earnings from the date of acquisition.

The Corporation used a Monte-Carlo simulation model to estimate the fair value of the make-whole provision liability. The fair value as of the acquisition date was $2,813,718.The earn-out provision in the Sira purchase agreement has been measured at fair value, which was $21,820,132, by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to the acquisition date.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Management will finalize the accounting for the acquisitions no later than one year from the date of the respective acquisition dates as required under IFRS 3. Accordingly, all fair value adjustments are in progress. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact on future financial performance.

Goodwill and Intangibles

The goodwill balance reflects the benefits of an assembled workforce, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill will not be amortized and will be reviewed for impairment on an annual basis.

Pro Forma Disclosures

The above acquisitions contributed revenues of $75.2 million and net income of $4.5 million, resulting in a decrease in the net loss per share of approximately $0.26 as part of the Corporation’s consolidated results from the date of acquisition, excluding the impact of fair value adjustments and any amortization of intangibles assumed on acquisition. If each acquisition had occurred on January 1, 2019, management estimates that consolidated revenue would have increased by $36.6 million, and the net loss would have decreased by $12.6 million for the year ended December 31, 2019, which would have resulted in a decrease in the net loss per share of approximately $3.40. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisitions had occurred on January 1, 2019.

Outlook

The Corporation reaffirmed certain forward-looking financial projections or targets for the year ended December 31, 2020 in a new release issued by the Corporation on February 26, 2020 in connection with the Corporation’s fourth quarter and year-end 2019 results.

That news release, which contains certain forward-looking financial projections or targets for the year ended December 31, 2020, is available at www.sedar.com under the Corporation’s profile.

As described in the February 26, 2020, the targets of U.S. $207-227 million in revenue and U.S. $93-103 million in Adjusted EBITDA for the year ended December 31, 2020 were reaffirmed.

In developing the guidance set forth above, Ayr made the following assumptions and relied on the following factors and considerations:

•	The targets are based on discussions with management teams and historical results;

•	The targets assume the organic growth on the existing asset base will contribute approximately 20% of the total revenue growth and approximately 10% of the total Adjusted EBITDA growth, year over year from 2019 to 2020;

•	The targets are subject to the timing of the first sales from the cultivation facility expansions in Massachusetts and Nevada, which are both growing plants as of the date of this MD&A. The targets assume the first sales from these expansions occur in the second quarter of 2020, contributing approximately 50% of total revenue growth and approximately 65% of total Adjusted EBITDA growth, year over year from 2019 to 2020;

•	The targets are subject to the timing of Massachusetts recreational dispensary approval. The targets assume the sales from one recreational store will begin in May 2020 and sales from two further recreational stores will begin in September 2020. The Massachusetts recreational dispensary assumptions contribute approximately 30% of the total revenue growth and approximately 25% of the total Adjusted EBITDA growth, year over year from 2019 to 2020.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

•	Revenue growth assumptions for dispensaries and wholesale activities in markets transitioning from medical status to recreational status are based on anticipated production capacity available from a vertically-integrated supply chain, with capacity not taken up in dispensary sales available for wholesale. These assumptions include current production levels at cultivation and production facilities, plus production capacity in process of construction and planning, starting from target completion dates and adjusted for regulatory delays. Prices are projected forward at recently realized medical and recreational wholesale and retail prices.

•	Cost of goods sold, before taking into account the impact of value changes in biological assets (which are non-cash in nature, and, accordingly, are excluded from calculations of Adjusted EBITDA), have been projected based on estimated costs of production and capacity available from a vertically-integrated supply chain. Cost of goods sold relating to inventory purchased from third parties have been projected in line with historical levels.

•	Selling, general and administrative expenses at the state level are assumed to increase in dollar terms year over year, but to decrease as a percentage of revenues due to inherent scalability of selling, general and administrative expenses. Additionally, total selling, general and administrative expenses include an allocation for corporate overhead and public company costs.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Adjusted EBITDA Reconciliation for the Three Months and Year Ended December 31, 2019 and 2018

	Three Months Ended December 31,		Year Ended December 31,		Annualized[2] year ended December 31,
	2019	2018	2019	2018	2019
Loss from operations	(16,898,258)	(2,341,604)	(37,467,213)	(3,241,993)

Non-cash items accounting for adjustments of cannabis inventory
Incremental costs to acquire cannabis inventory in a business combination	3,764,678	-	3,764,678	-
Fair value adjustment on sale of cultivated inventory	4,838,814	-	18,272,212	-
Unrealized gain on biological asset transformation	(1,765,527)	-	(10,108,105)	-
	6,837,965	-	11,928,785	-

Interest	295,630	-	295,630	-
Depreciation and amortization (from statement of cash flows)	4,511,734	-	10,310,237	-
Acquisition costs	724,139	-	5,847,800	-
Stock-based compensation expense, non-cash	13,296,643	-	28,879,225	-
Other[1]	472,326	-	1,105,694	-
	19,300,472	-	46,438,586	-

Adjusted EBITDA (non-IFRS)	9,240,179	(2,341,604)	20,900,158	(3,241,993)	34,518,360

Notes:

1 Other adjustments made to exclude the impact of non-recurring items.

2 Due to the Qualifying Transaction completed on May 24, 2019, the annual results have been normalized by taking the 221-day period and annualized to produce a full year of results

Adjusted Gross Profit Reconciliation for the Three Months and Year Ended December 31, 2019 and 2018

($ in millions)	Three Months Ended December 31,		Year Ended December 31,		Annualized[1] year ended December 31,
	2019	2018	2019	2018	2019
Gross profit	8.3	-	26.3	-

Non-cash items accounting for adjustments of cannabis inventory
Incremental costs to acquire cannabis inventory in a business combination	3.8	-	3.8	-
Fair value adjustment on sale of cultivated inventory	4.8	-	18.3	-
Unrealized gain on biological asset transformation	(1.8)	-	(10.1)	-
	6.8	-	11.9	-

Adjusted gross profit (non-IFRS)	15.1	-	38.2	-	63.1

1 Due to the Qualifying Transaction completed on May 24, 2019, the annual results have been normalized by taking the 221-day period and annualized to produce a full year of results

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Review of the Financial Results for the Three Months and Year Ended December 31, 2019 and 2018

Selected Financial Information

	Three Months Ended December 31,		Year Ended December 31,
($ in millions)	2019	2018	2019	2018
Revenues, net of discounts	32.3	-	75.2	-
Cost of goods sold excluding fair value items	(17.2)	-	(37.0)	-
Incremental costs to acquire cannabis inventory in a business combination	(3.8)	-	(3.8)	-
Gross profit before fair value adjustments	11.4	-	34.4	-
Fair value adjustment on sale of cultivated inventory	(4.8)	-	(18.3)	-
Unrealized gain on biological asset transformation	1.8	-	10.1	-
Gross profit	8.3	-	26.3	-
Total expenses	(25.2)	(2.3)	(63.7)	(3.2)
Loss from operations	(16.9)	(2.3)	(37.5)	(3.2)
Total other income (expenses)	2.0	(42.3)	(121.9)	(71.9)
Loss before income tax	(14.9)	(44.6)	(159.3)	(75.1)
Provision for income taxes	(2.6)	-	(4.8)	-
Net loss	(17.5)	(44.6)	(164.2)	(75.1)
Foreign currency translation adjustment	0.5	(0.1)	(0.2)	3.5
Net loss and comprehensive loss	(17.0)	(44.7)	(164.3)	(71.6)

Revenue

Revenue for the three months ended December 31, 2019 was $32.3 million, an increase of $32.1 million from the three months ended December 31, 2018, when there was no revenue generated. This increase was due to the operations of the businesses resulting from the closing of the Qualifying Transaction.

Revenue for the year ended December 31, 2019 was $75.2 million, an increase of $75.2 million from the year ended December 31, 2018, when there was no revenue generated. This increase was due to the operations of the businesses resulting from the closing of the Qualifying Transaction.

Gross Profit Before Fair Value Adjustments

Gross profit before the fair value adjustments for the three months ended December 31, 2019 was $11.4 million, an increase of $11.4 million from the three months ended December 31, 2018, a period when the Corporation had no meaningful operations. This change was driven by the operations of the businesses resulting from the Qualifying Transaction. Gross profit percentage before the fair value adjustments was 35.2% for the three months ended December 31, 2019 and the three months ended December 31, 2018 had no comparable operating result.

Gross profit before the fair value adjustments for the year ended December 31, 2019 was $34.4 million, an increase of $34.4 million from the year ended December 31, 2018, a period when the Corporation had no meaningful operations. This change was driven by the operations of the businesses resulting from the Qualifying Transaction. Gross profit percentage before the fair value adjustments was 45.8% for the year ended December 31, 2019 and the year ended December 31, 2018 had no comparable operating results.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Gross profit before the fair value adjustments for the three months and year ended December 31, 2019, includes $3.8 million of incremental costs to acquire cannabis inventory in a business combination. This relates to the one-time adjustment of inventory from cost to fair value as part of the purchase price allocation. The adjusted gross profit percentage of revenue for the three months and year ended December 31, 2019, was 46.8% and 50.8% respectively.

Gross Profit

Gross profit after net gains on biological asset transformation for the three months ended December 31, 2019 was $8.3 million, an increase of $8.3 million from three months ended December 31, 2018, a period when the Corporation had no meaningful operations. This change was driven by the operations of the businesses resulting from the Qualifying Transaction.

Gross profit after net gains on biological asset transformation for the year ended December 31, 2019 was $26.3 million, an increase of $26.3 million from year ended December 31, 2018, a period when the Corporation had no meaningful operations. This change was driven by the operations of the businesses resulting from the Qualifying Transaction.

Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis.

When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. Cost of sales also includes products and costs related to other products acquired from other producers and sold by the Corporation. In addition, for the three months ended December 31, 2019, Cost of Sales includes $3.8 million of incremental costs to acquire cannabis inventory in a business combination. This relates to the one-time adjustment of inventory from cost to fair value as part of the purchase price allocation.

Total Expenses

Total expenses for the three months ended December 31, 2019 were $25.2 million, an increase of $22.8 million from $2.3 million for the three months ended December 31, 2018. This change was driven by the operations of the businesses resulting from the Qualifying Transaction.

The increase in total expenses was primarily attributable to the inclusion of 92 days of operating expenses for the three months ended December 31, 2019 with the most significant contribution being non-cash stock-based compensation of $13.3 million, general and administrative expenses of $7.2 million, and amortization expenses of $2.4 million, as compared to general and administrative expenses of $2.3 million, with no other expenses comprising total expenses, for the three months ended December 31, 2018.

Total expenses for the year ended December 31, 2019 were $63.7 million, an increase of $60.5 million from $3.2 million for the year ended December 31, 2018. This change was driven by the operations of the businesses resulting from the Qualifying Transaction.

The increase in total expenses was primarily attributable to the inclusion of 221 days of operating expenses for the year ended December 31, 2019 with the most significant contribution being non-cash stock-based compensation of $28.9 million, amortization expense of $7.2 million, and general and administrative expenses of $19 million as compared to general and administrative expenses of $3.2 million, with no other expenses comprising total expenses, for the year ended December 31, 2018.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Total Other Income (Expenses)

Total other income for the three months ended December 31, 2019 was $2 million, an increase of $44.3 million from total other expenses of $(42.3) million for the three months ended December 31, 2018. This change was primarily driven by the changes in fair value of financial liabilities.

Total other expenses for the year ended December 31, 2019 were $(121.9) million, an increase in expenses of $50 million from $(71.9) million for the year ended December 31, 2018. This change was primarily driven by the changes in fair value of financial liabilities.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted or substantively enacted at year-end. For three months ended December 31, 2019, income tax expense was $2.6 million as compared to $0.0 million for the three months ended December 31, 2018.

Income tax expense for the year ended December 31, 2019 was $4.8 million as compared to $0.0 million for the year ended December 31, 2018.

Net Loss

Net loss for the three months ended December 31, 2019 was $17.5 million as compared to $44.6 million for the three months ended December 31, 2018. The increase was primarily driven by the factors described above.

Net loss for the year ended December 31, 2019 was $164.2 million as compared to $75.1 million for the year ended December 31, 2018. The increase in net loss was primarily driven by the factors described above.

Liquidity and Capital Resources as at December 31, 2019

Selected Liquidity and Capital Resource Information

($ in millions)	December 31, 2019	December 31, 2018

Cash and cash equivalents	8.4	0.1
Total current assets	29.9	0.4
Total assets	355.1	100.1
Total current liabilities	34.7	3.0
Total long-term liabilities	151.8	173.1
Total shareholders’ equity (deficiency)	168.6	(76.1)

As at December 31, 2019, the Corporation had cash and cash equivalents of $8.4 million, other current assets of $21.5 million, and current liabilities of $34.7 million, and negative working capital of $4.8 million compared to December 31, 2018 which had cash and cash equivalents of $0.1 million, other current assets of $0.3 million, current liabilities of $3.0 million, and negative working capital of $2.6 million to meet its current obligations.

The Corporation, post the Qualifying Transaction, is generating cash from sales and deploying its capital reserves to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are expected to be used for capital expenditures and improvements to existing facilities, marketing and product development, as well as the share buyback program.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Selected Cash Flow Information

	Year Ended December 31,
($ in millions)	2019	2018

Net cash provided by (used in) operating activities	3.6	(1.3)
Net cash provided by (used in) investing activities	5.2	(7.1)
Net cash (used in) provided by financing activities	(1.5)	8.3
Net increase (decrease) in cash and cash equivalents	7.3	(0.1)
Effect of foreign currency translation	1.0	(1.2)
Cash and cash equivalents, beginning of period	0.1	1.4
Cash and cash equivalents, end of period	8.4	0.1

Operating Activities

Net cash provided by operating activities was $3.6 million for the year ended December 31, 2019, compared to the $(1.3) million net cash used in operating activities for the year ended December 31, 2018. The increase in net cash provided by operating activities was primarily driven by the operations of the businesses resulting from the Qualifying Transaction.

Investing Activities

Net cash provided by investing activities was $5.2 million for the year ended December 31, 2019, an increase of $12.4 million compared to the $(7.1) million net cash used in investing activities for the year ended December 31, 2018. The increase was due to the closing of the Qualifying Transaction and the resulting release of the restricted cash held in escrow netted against the cash consideration paid for the Acquired Businesses.

Financing Activities

Net cash used in financing activities was $(1.5) million for the year ended December 31, 2019, a decrease of $9.8 million compared to $8.3 million for the year ended December 31, 2018. The decrease in net cash provided by financing activities was primarily due to the proceeds of $8.3 million in the prior period from the issuance of shares.

Capital Management

The Corporation’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Corporation manages its capital structure and makes adjustments to it based on the funds available to the Corporation in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Corporation’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Corporation will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Corporation’s approach to capital management during the year ended December 31, 2019. The Corporation is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Corporation raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. The Corporation plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Corporation may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Corporation will be able to continue raising capital in this manner.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Share Capital

As at December 31, 2019 and December 31, 2018 the Corporation had share capital of $382.2 million and $1.8 million, respectively. The share capital as at December 31, 2019 was comprised of $1.8 million from Multiple Voting Shares, $251.7 million from Subordinate Voting Shares, and $128.7 million from Exchangeable Shares, while the share capital as at December 31, 2018 was comprised of $1.8 million from Class B Shares. The Class A Restricted Voting Share shares were redeemable, and thus recorded as a liability, until the Qualifying Transaction when they were, unless they were redeemed, converted into Subordinate Voting Shares and thus became part of the share capital.

Outstanding Shares

	December 31, 2019	December 31, 2018
Issued and outstanding
Class B Shares	-	3,696,486
Multiple Voting Shares	3,696,486	-
Subordinate Voting Shares	14,824,485	-
Exchangeable Shares	8,373,792	-
Treasury stock	(29,500)	-

Total number of shares	26,865,263	3,696,486

As at December 31, 2019, the Corporation had 16,060,858 Subordinate Voting Shares issuable upon the exercise of Warrants, 298,087 make-whole Exchangeable Shares, 3,837,150 restricted Exchangeable Share units, and 314,034 Subordinate Voting Shares issuable upon the exercise of Rights reserved for issuance. As at December 31, 2018, the Corporation had 16,359,058 Class A Restricted Voting Shares issuable upon the exercise of Warrants reserved for issuance.

Liquidity

As at December 31, 2019, the Corporation had negative working capital of $4.8 million compared to December 31, 2018 when it had negative working capital of $2.6 million.

Summary of Future Commitments

Year	Leases	Debt	Total
2020	2,473,739	6,628,842	9,102,581
2021	2,276,925	7,480,631	9,757,556
2022	2,214,915	5,762,108	7,977,023
2023	2,261,501	1,511,532	3,773,033
2024	2,189,639	22,612,548	24,802,187
Thereafter	16,020,041	-	16,020,041
Total Commitments	27,436,760	43,995,661	71,432,421

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

Related parties are defined as management and members of the Corporation and/or members of their immediate family and/or other companies and/or entities in which a member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the Financial Statements, related party transactions and balances are as follows:

The Corporation had entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to a possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation had agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2019, the Corporation satisfied $125,464, in respect of these services and $89,657 was owed at December 31, 2018. The service agreement was terminated on May 24, 2019, the date the Qualifying Transaction was completed.

Mercer Park, L.P. entered into a Management Agreement with the Corporation dated May 24, 2019, to provide consulting and management advisory services. As at December 31, 2019, $48,008 was included in prepaid expenses as an advance for these services. Included in expenses for the year ended December 31, 2019, are management fees of $1,368,855 and depreciation and interest expense for the embedded lease of $477,570. The management fee is paid monthly and varied based on actual costs incurred by the related entity when providing the Corporation administrative support, management services, office space, and utilities. The agreement is a month-to-month arrangement.

As at December 31, 2019 and December 31, 2018, the amount payable to the Corporation’s Chief Executive Officer were $Nil and $446,742, respectively for out-of-pocket expenses paid on behalf of the Corporation with respect to the Qualifying Transaction. The amounts due to the Sponsor and the Corporation’s Chief Executive Officer were unsecured, non-interest bearing and were payable no earlier than the date of the consummation of the Qualifying Transaction, with no recourse against the funds held in the Escrow Account. Due to the short-term nature of this arrangement, the fair value of the amounts due to related parties approximated their carrying amount.

During the years ended December 31, 2019 and 2018, the Corporation incurred professional fees of $30,131 and $30,096, respectively, to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation’s former Chief Financial Officer is president. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at December 31, 2019 and December 31, 2018, Marrelli Support was owed $Nil and $4,370, respectively. These amounts are included in trade payables and accrued liabilities on the Financial Statements.

As at December 31, 2019, Mercer Park Brand Acquisition Corp. (“Brand”), a special purpose acquisition company that has limited services shared with the Corporation, owed Ayr $85,000. This amount is included in due from related parties on the Financial Statements.

As at December 31, 2019, the Corporation incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by certain former owners of Sira. The total incurred fees are $534,410 of facility construction fees, $67,500 of office expenses, $262,500 of rental fees, and $3,508 of interest expense and $12,441 of depreciation related to an office lease.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

As at December 31, 2019, the Corporation incurred fees from JOCHCO Investments, LLC (JOCHCO), a company owned by certain former owners of Washoe. The total incurred fees are $87,055 of interest expense and $55,471 of depreciation related to a dispensary lease.

Directors and officers of the Corporation are considered key members of management. Compensation for the directors and officers in the respective years were comprised of:

	Year Ended
	December 31, 2019	December 31, 2018
	$	$
Compensation and benefits, included in management fee	861,593	-
Stock-based compensation, non-cash	28,879,225	-
Total compensation	29,740,818	-

In connection with the Qualifying Transaction, the Corporation issued notes, on an arm’s length basis, to certain persons who are now related parties including directors in their capacities as sellers. The balance of these notes as at December 31, 2019 was $41,084,256. Additional related party disclosures can be found in Note 14 to the Financial Statements.

Selected Quarterly Information

A summary of selected information for each of the previous eight quarters is as follows:

		Net Income (Loss)
Three Months Ended	Net Revenues	Total	Income (Loss) per Share[1]
December 31, 2019	32,282,616	(17,464,233)	(0.65)
September 30, 2019	32,087,805	26,180,617 [2]	0.99
June 30, 2019	10,823,206	(38,511,790)[2]	(2.34)
March 31, 2019	-	(137,078,730)[3]	(37.08)
December 31, 2018	-	(44,613,609)[3]	(12.07)
September 30, 2018	-	(24,638,034)[3]	(6.64)
June 30, 2018	-	(5,567,083)[3]	(1.51)
March 31, 2018	-	135,1703	0.04

Notes:

1 Per share amounts are rounded to the nearest cent, therefore, aggregating quarterly amounts may not reconcile to year-to-date per share amounts. Amounts are calculated using basic weighted average number of shares outstanding.

2 Net Income (Loss) for the three months ended September 30, 2019 and June 30, 2019 was primarily due to fair value changes in financial liabilities.

3 Prior to the Qualifying Transaction, Ayr was a special purpose acquisition corporation. Issues of seasonality have not had an impact on the results or operations while a special purpose acquisition corporation. From July 31, 2017 to March 31, 2019, variations in the quarterly net income (loss) were caused by fluctuations in the net unrealized gain (loss) on changes in the fair value of financial liabilities, transaction costs and general and administrative expense. Fluctuations in the net unrealized gain (loss) on changes in the fair value of financial liabilities has varied from quarter-to-quarter due primarily to changes in the fair value of the Corporation’s Class A Restricted Voting Shares (prior to the Qualifying Transaction) and the liability associated with the Warrants.

Accounting Policies and Critical Accounting Estimates

The application of the Corporation’s accounting policies requires management to use estimates and judgments that can have significant effect on the revenues, expenses, loss, assets and liabilities recognized, and disclosures made in the consolidated financial statements.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its December 31, 2019 Financial Statements.

Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquire at the acquisition date. The acquisition date is the date when the Corporation obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value.

Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed to total expenses. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 with the corresponding gain or loss recognized in net loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Valuation, estimated life and impairment of intangible assets and goodwill

Management uses significant judgment in determining the fair value of intangible assets and goodwill, estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The Corporation uses judgment in determining the grouping of assets by identifying CGU’s for purposes of testing for impairment of goodwill and intangible assets. The Corporation’s estimate of CGU’s or a group of CGU’s recoverable amount based on value in use involves estimating future cash flows before taxes. Future cash flows are estimated based on multi-year extrapolation of the most recent historical actual results and budgets calculated by discounting the final year in perpetuity.

Goodwill impairment

When determining the recoverable amount of the CGU or CGUs to which goodwill is allocated, the Corporation relies on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the recoverable amount.

Leases

Each capitalized lease is evaluated to determine if the Corporation would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate at May 24, 2019. The weighted-average rate applied was in the range of 9.8% to 11.6% per annum.

Provisions and contingent liabilities

When the Corporation is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

Financial instruments

To determine the fair value of financial instruments, the Corporation develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as, the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of loss and comprehensive loss.

Stock-based compensation

The fair value of stock-based compensation expenses are estimated using an option pricing model and rely on a number of estimates, such as expected life of the option, the volatility of the underlying share price, the risk free rate of return, and the estimated rate of forfeitures of options granted.

Expected credit loss

Management determines expected credit loss (“ECL”) by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the year ended.

Income taxes

In assessing the probability of realizing income tax assets, management make estimates related to the expectation of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that the tax positions taken will be sustained upon examination by applicable tax authorities.

Risk Factors

Please refer to the Corporation’s final non-offering prospectus dated February 15, 2019, the Corporation’s management information circular dated February 19, 2019, and the Corporation’s Annual Information Form for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Corporation does not utilize financial instruments such as derivatives to manage financial risks. The Corporation’s financial instruments consist of cash and cash equivalents, deposits, restricted cash, short term investments, warrant liability, and make-whole provisions and contingent consideration included as purchase consideration relating to business combinations. These financial instruments are measured at fair value or are short-term in nature where fair value approximates their carrying value (see Note 22 to the Financial Statements).

The Corporation is exposed to credit risk, liquidity risk and interest rate risk. The Corporation’s management oversees the management of these risks. The Corporation`s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Corporation. The Corporation’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured and managed in accordance with Corporation policies and Corporation risk appetite.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Corporation.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Corporation uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data are with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the unaudited condensed interim consolidated financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

The hierarchy used to fair value the financial instruments as at December 31, 2019 and December 31, 2018 were as follows:

•	Level 1: Cash and cash equivalents, deposits, restricted cash, short term investments and warrant liability

•	Level 2: None

•	Level 3: Make-whole provisions and contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

		Carrying values			Fair values
Financial assets	FVTPL	FVTOCI	AC	Total	Total
December 31, 2019	$	$	$	$	$
Cash and cash equivalents	8,403,196	-	-	8,403,196	8,403,196
Deposit	740,666	-	-	740,666	740,666
Accounts receivable	-	-	2,621,239	2,621,239	2,621,239
	9,143,862	-	2,621,239	11,765,101	11,765,101

December 31, 2018
Cash and cash equivalents	109,952	-	-	109,952	109,952
Restricted cash and short-term investments held in escrow	99,684,243	-	-	99,684,243	99,684,243
Deposit	274,886	-	-	274,886	274,886
	100,069,081	-	-	100,069,081	100,069,081

	Carrying values			Fair values
Financial liabilities	FVTPL	AC	Total	Total
December 31, 2019	$	$	$	$
Warrant liability	36,874,124	-	36,874,124	36,874,124
Trade payables	-	6,806,053	6,806,053	6,806,053
Accrued liabilities	-	5,123,865	5,123,865	5,123,865
Accrued interest payable	-	815,662	815,662	815,662
Debts payable	-	43,995,661	43,995,661	43,995,661
	36,874,124	56,741,241	93,615,365	93,615,365

December 31, 2018
Class A Restricted Voting Shares subject to redemption	-	145,694,363	145,694,363	145,694,363
Warrant liability	23,983,372	-	23,983,372	23,983,372
Accrued liabilities	-	2,489,096	2,489,096	2,489,096
	23,983,372	148,183,459	172,166,831	172,166,831

The Corporation is exposed to credit risk, liquidity risk and interest rate risk. The Corporation’s management oversees the management of these risks. The Corporation`s management is supported by the board members that advise on financial risks and the appropriate financial risk governance framework for the Corporation. The Corporation’s financial risk activities are governed by policies and procedures and financial risks are identified, measured and managed in accordance with the Corporation’s policies and the Corporation’s risk appetite.

The Corporation quantified the sensitivity of inputs in relation to the contingent consideration as at December 31, 2019 and 2018, and would expect the following effect on fair value in the event of changes to the discount rate:

Significant assumption	Range of inputs	Sensitivity	Value at year end
			December 31, 2019	December 31, 2018
			$	$
		Increase 5%	22,502,442	-
Discount rate	6.3%
		Decrease 5%	22,813,159	-

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, deposits and accounts receivable. To address its credit risk arising from cash and cash equivalents and deposits, the Corporation ensures to keep these balances with reputable financial institutions. The Corporation has not recorded an expected credit loss as all amounts are considered to be recoverable and are immaterial. The Corporation is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No expected credit loss (“ECL”) has been recorded by the Corporation as all receivables are expected to be collected and are not significant. As at December 31, 2019 and December 31, 2018 the maximum amount exposed to credit risks was $11,024,435 and $109,952, respectively. The components of accounts receivable as at December 31, 2019 were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as at December 31, 2019 (in $)	2,456,226	115,808	49,205	2,621,239

Liquidity Risk

Liquidity risk is the risk that the Corporation is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Corporation manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. As at December 31, 2019, all trade payables and accrued liabilities are due within a year. Refer to the Summary of Future Commitments table for future lease and debt commitments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its cash and cash equivalents, deposit and long-term debts. Cash and cash equivalents and deposits bear interest at market rates. The Corporation’s debts have fixed rates of interest. The Corporation does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Currency Risk

The operating results and financial position of the Corporation are reported in United States dollars. As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Corporation’s operations are subject to currency transaction and translation risks.

At December 31, 2019, the Corporation had no hedging agreements in place with respect to foreign exchange rates. The Corporation has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Corporation believes that a change in exchange rates will not have a significant impact on financial results. The Corporation performed a sensitivity analysis on the conversion rate applied to Canadian balances:

Balance sheet account	Value at year end	Conversion rate	Sensitivity	Effect on fair value
	Dr (Cr.)			as at December 31, 2019
	CDN $			$
Cash and cash equivalents	2,363,162	0.7653	Increase / Decrease 1%	18,085
Warrants	(36,874,124)	0.7653	Increase / Decrease 1%	(282,198)

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Licenses Overview

The following table provides a list of the licenses granted to companies and facilities for which the Corporation provides management or consulting services.

Entity	Address Attached to License	License	Certificate/ License #	Expiration/Renewal Date	Summary
LivFree Wellness LLC	3900 Ponderosa Way, Las Vegas, NV 89118	State of Nevada Medical Marijuana Cultivation Registration Certificate – Department of Taxation	7437872370 4914675084	June 30, 2020	Cultivation - Medical
		State of Nevada Marijuana Cultivation Facility License – Department of Taxation	6809636143 3916615303	October 31, 2020	Cultivation - Recreational
		State of Nevada Medical Marijuana Production Registration Certificate – Department of Taxation	5286412731 2203226338	June 30, 2020	Production - Medical
		State of Nevada Marijuana Product Manufacturing License – Department of Taxation	5999865722 4967428496	October 31, 2020	Production - Recreational
The Dispensary	5347 S. Decatur, Las Vegas, NV 89118	State of Nevada Medical Marijuana Dispensary Registration Certificate – Department of Taxation	6021571222 1216816750	June 30, 2020	Retail - Medical
		State of Nevada Retail Marijuana Store License – Department of Taxation	7122432936 9156133247	June 30, 2020	Retail - Recreational
		State of Nevada Retail Marijuana Distributor License – Department of Taxation	1450479965 1148975256	June 30, 2020	Distribution - Recreational
	50 N. Gibson, Henderson, NV 89014	State of Nevada Medical Marijuana Dispensary Registration Certificate – Department of Taxation	5440315991 9762505142	June 30, 2020	Retail - Medical
		State of Nevada Retail Marijuana Store License – Department of Taxation	0879234311 0299625005	June 30, 2020	Retail - Recreational
	100 W. Plumb Lane, Reno, NV 89509	State of Nevada Medical Marijuana Dispensary Registration Certificate – Department of Taxation	0418648144 0349513323	June 30, 2020	Retail - Medical
		State of Nevada Retail Marijuana Store License – Department of Taxation	7170238961 1437559364	June 30, 2019	Retail - Recreational
	435 Eureka Avenue, Reno, NV 89512	State of Nevada Medical Marijuana Cultivation Registration Certificate – Department of Taxation	9680469072 1657828547	June 30, 2020	Cultivation - Medical

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Entity	Address Attached to License	License	Certificate/ License #	Expiration/Renewal Date	Summary
		State of Nevada Medical Marijuana Production Registration Certificate – Department of Taxation	1866888188 8004789228	June 30, 2019	Production - Medical
		State of Nevada Marijuana Cultivation Facility License – Department of Taxation	9410415425 4817748080	November 30, 2020	Cultivation - Recreational
		State of Nevada Marijuana Product Manufacturing License – Department of Taxation	5669362935 5290417097	November 30, 2020	Production - Recreational
Kynd Cannabis Company	1645 Crane Way, Sparks, NV 89431	State of Nevada Medical Marijuana Cultivation Registration Certificate – Department of Taxation	8284254296 4915513809	June 30, 2020	Cultivation - Medical
		State of Nevada Marijuana Cultivation Facility License – Department of Taxation	2085618856 3796491040	June 30, 2019	Cultivation - Recreational
		State of Nevada Medical Marijuana Production Registration Certificate – Department of Taxation	1207807263 7090304628	June 30, 2019	Production - Recreational
		State of Nevada Marijuana Product Manufacturing License – Department of Taxation	7616374874 6660781629	June 30, 2020	Manufacturing - Recreational
		The State of Nevada Marijuana Distributor License – Department of Taxation	7702771103 3924812731	June 30, 2020	Distribution - Medical/Rec
Tahoe-Reno Botanicals LLC		Marijuana Cultivation - Adult Use Quarterly License	S080844Q-LIC	March 31, 2019 (issued quarterly)	Cultivation - Medical/Rec
Tahoe-Reno Extractions LLC		Medical/Retail Marijuana Production Facility License (Issued to Tahoe-Reno Extractions LLC dba Kynd Cannabis Company)	S080842Q-LIC	March 31, 2019 (issued quarterly)	Production - Medical/Recreational
		Retail Marijuana Distributor License (Issued to Tahoe-Reno Extractions LLC dba Kynd Cannabis Company)	S080843Q-LIC	March 31, 2019 (issued quarterly)	Distribution - Retail
		Industrial Hemp Handler Certificate - Department of Agriculture	202042H	December 31, 2020	Cultivation - Hemp
Mynt Cannabis Dispensary	132 E. Second St., Reno, NV 89501	State of Nevada Medical Marijuana Dispensary Registration Certificate – Department of Taxation	9751934830 3293892007	June 30, 2020	Retail - Medical
		State of Nevada Retail Marijuana Store License – Department of Taxation	4693433860 4709544132	June 30, 2020	Retail - Recreational

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Entity	Address Attached to License	License	Certificate/ License #	Expiration/Renewal Date	Summary
		City of Reno – Medical Marijuana Dispensary License	R101872Q	March 31, 2020 (issued quarterly)	Retail - Medical
		Marijuana Establishment – Retail Marijuana Store License	R145321Q	March 31, 2020 (issued quarterly)	Retail - Recreational
Lemon Aide, LLC	340 Lemmon Drive, Reno, NV 89506	State of Nevada Medical Marijuana Dispensary Registration Certificate – Department of Taxation	8099457823 9784321818	June 30, 2020	Retail - Medical
		State of Nevada Retail Marijuana Store License –Department of Taxation	1324430324 7046007918	July 31, 2020	Retail - Recreational
		Washoe County Marijuana License (Issued to Lemon Aide LLC dba MYNT Cannabis Dispensary)	W000013ME-LIC	April 1, 2020 (issued quarterly)	Retail - Medical/Recreational
Sira Naturals, Inc.	1001 Massachusetts Avenue, Cambridge, MA 02138	Registered Marijuana Dispensary Registration	RMD-325	June 29, 2020	Retail - Medical
	240 Elm Street, Somerville, MA 02114	Registered Marijuana Dispensary Registration	RMD-245	June 27, 2020	Retail - Medical
	29 Franklin Street, Needham, MA 02492	Registered Marijuana Dispensary Registration	RMD-625	July 12, 2020	Retail - Medical
	13 Commercial Way, Milford, MA 01757	Marijuana Establishment License (Cultivation/Tier 3 – Indoor)	MC281252	July 30, 2020	Cultivation
		Marijuana Establishment License (Product Manufacturer)	MP281303	July 30, 2020	Production
		Marijuana Establishment License (Transporter with Other Existing ME License)	MX281310	July 30, 2020	Transportation

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Federal Regulatory Environment

The federal government of the United States regulates controlled substances through the Controlled Substances Act (CSA), which places controlled substances on one of five schedules. Currently, marijuana is classified as a Schedule I controlled substance. A Schedule I controlled substance means the Drug Enforcement Agency considers it to have a high potential for abuse, no accepted medical treatment, and a lack of accepted safety for the use of it even under medical supervision. Overall, the United States federal government has specifically reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use marijuana even if such sale and disbursement is sanctioned by state law. Accordingly, there are a number of significant risks associated with the business of the Corporation and unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law, and the business of the Corporation may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States.

The Corporation’s operations, to the Corporation’s knowledge, are in compliance with applicable state laws, regulations and licensing requirements in all material respects. Additionally, the Corporation uses the same proprietary, best-practices policies and procedures in its managed facilities as in its owned facilities in order to ensure systematic operations and, as such, to the Corporation’s knowledge, the facilities that the Corporation manages are in compliance with applicable state laws, regulations and licensing requirements in all material respects.

Nonetheless, for the reasons described above and risks described under the “Cautionary Note Regarding Forward-Looking Information”, but not limited to these reasons, there are significant risks associated with the business of the Corporation. Readers are strongly encouraged to carefully read all the risk factors contained herein and in the Corporation’s Annual Information Form.

The following sections describe the legal and regulatory landscape in respect of the states in which the Corporation currently operates.

While the Corporation’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the Corporation’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Corporation and have a material adverse effect on the Corporation’s business, financial condition, results of operations or prospects.

Nevada

Nevada Regulatory Landscape

The use of medical marijuana use was legalized in Nevada by a ballot initiative in 2000. Nevada has legislatively enacted the licensing of medical marijuana business establishments since 2013. Adult-use was approved in November 2016, when voters in Nevada passed an adult-use marijuana measure to allow for the sale of recreational marijuana in the state. The first retail stores to sell adult-use marijuana began sales in July 2017. The Nevada Department of Taxation (“DOT”) currently is the regulatory agency overseeing the medical and adult use cannabis programs. Cities and counties in Nevada are allowed to determine the number of local marijuana licenses they will issue up to the maximum number allocated by the statute. The Corporation only manages or provides consulting services for facilities that operate in Nevada cities or counties with clearly defined marijuana programs. Currently the Corporation manages or provides consulting services for facilities located in the City of Las Vegas, Clark County and Washoe County jurisdictions.

Licenses

The Corporation has control over 3 cultivation facilities, 3 production facilities, 3 distribution licenses, and 5 dispensaries/retail stores in the state of Nevada through separate management services agreements. Under applicable laws, the licenses issued for these facilities permit the companies for which the Corporation provides management and consulting services to cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses and Nevada regulations.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Licenses are renewed annually and there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner along with the necessary supporting documents, including requisite background investigations, and regulatory requirements are met, the licensee would expect to receive the applicable renewed license in the ordinary course of business.

Regulations

In the state of Nevada, only marijuana that is grown/produced in the state by a licensed establishment may be sold in the state. The companies for which the Corporation provides management and consulting services are vertically-integrated and have the capabilities to cultivate, harvest, process and sell/dispense/deliver adult-use and medical cannabis and cannabis products.

Reporting Requirements

The state of Nevada uses METRC solution (“METRC”) as the state’s computerized seed-to-sale tracking system used to track commercial marijuana activity. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet reporting requirements. The companies for which the Corporation provides management and consulting services each have a seed-to-sale system in the state which is designed to capture the required data points for cultivation, manufacturing and retail as required in Nevada Revised Statutes sections 453A and 453D.

Massachusetts

Massachusetts Regulatory Landscape

The use of cannabis for medical use was legalized in Massachusetts by a voter approval of the Massachusetts Marijuana Initiative in 2012. The law took effect on January 1, 2013, eliminating criminal and civil penalties for the possession and use of up to a 60-day or ten (10) ounce supply of marijuana for medical use for patients possessing a state issued registration card.

On November 8, 2016, Massachusetts voters approved Question 4 or the Massachusetts Marijuana Legalization Initiative, which allowed for recreational or “adult use” cannabis in the Commonwealth. On September 12, 2017, the Cannabis Control Commission (“CCC”) was established under Chapter 55 of the Acts of 2017 (the “Massachusetts Act”) to implement and administer laws enabling access to medical and adult-use cannabis.

On November 16, 2018, the CCC issued the first notices for retail marijuana establishments to commence adult-use operations in Massachusetts.

Under the current program there are no state-wide limits on the total number of licenses permitted; however, no individual or entity shall be a controlling person over more than three licenses in a particular class of license. Similarly, no individual, corporation or other entity shall be in a position to control the decision making of more than three licenses in a particular class of license. In addition, all marijuana establishments are required to enter into host community agreements with the municipality in which they are located.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

Licenses

The Corporation maintains 1 cultivation license, 1 production license, 1 transportation license, and 3 dispensary licenses in the state of Massachusetts. Under applicable laws, the licenses permit the Corporation to cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses.

Provisional marijuana establishment licenses are valid for one (1) year and licenses must be renewed annually thereafter in accordance with CCC guidelines. There is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, the applicable licensee provides an accounting of the financial benefits accruing to the municipality as the result of the host community agreement, and regulatory requirements are met, the licensee would expect to receive the applicable renewed license in the ordinary course of business.

Regulations

Under the terms of the marijuana cultivator license, the licensee may cultivate, process and package marijuana, to transfer and deliver marijuana products to marijuana establishments, but not to consumers. A marijuana product manufacturer is an entity authorized to obtain, manufacture, process and package marijuana and marijuana products, to deliver marijuana and marijuana products to marijuana establishments and to transfer marijuana and marijuana products to other marijuana establishments, but not to consumers. A marijuana retailer is an entity authorized to purchase and deliver marijuana and marijuana products from marijuana establishments and to sell or otherwise transfer marijuana and marijuana products to marijuana establishments and to consumers. A marijuana retailer provides a retail location which may be accessed by consumers 21 years of age or older or, if the retailer is co-located with a registered marijuana dispensary (“RMD”) by individuals who are registered qualifying patients with the Medical Use of Marijuana Program with a registration card.

In order for a customer to be dispensed marijuana, they must present a valid government issued photo ID immediately upon entry of the retail facility. If the individual is younger than 21 years old but 18 years of age or older, he or she shall not be admitted unless they produce an active medical registration card issued by the DPH. If the individual is younger than 18 years old, he or she shall not be admitted unless they produce an active medical registration card and they are accompanied by a personal caregiver with an active medical registration card. In addition to the medical registration card, registered qualifying patients 18 years of age and older and personal caregivers must also produce proof of identification. Each recreational customer may be dispensed no more than one ounce of marijuana or five grams of marijuana concentrate per transaction as outlined in 935 CMR 500.140(4). Medical patients may be dispensed up to a 60-day supply of marijuana, or the equivalent amount of marijuana in marijuana infused products (“MIPs”), that a registered qualifying patient would reasonably be expected to need over a period of 60 calendar days for his or her personal medical use, which is ten ounces, subject to 105 CMR 725.010(I).

Allowable forms of marijuana in Massachusetts include smokable dried flower, dried flower for vaporizing, cannabis derivative products (i.e., vape pens, gel caps, tinctures, etc.) and medical cannabis-infused products, including edibles.

In the state of Massachusetts, only cannabis that is grown and manufactured in the state can be sold in the state. Massachusetts is not a vertically-integrated system, as a result a marijuana retailer may purchase and transport marijuana products from marijuana establishments and transport, sell or otherwise transfer marijuana products to marijuana establishments and to consumers. Licensed cultivators and product manufacturers may cultivate, harvest, process, produce package and sell marijuana products to marijuana establishments.

Reporting Requirements

The state of Massachusetts has selected METRC as the state’s track-and-trace (“T&T”) system used to track commercial cannabis activity and movement across the distribution chain (“seed-to-sale”). The system allows for other third-party system integration via API.

Ayr Strategies Inc. (formerly, Cannabis Strategies Acquisition Corp.)

Management’s Discussion and Analysis

For the Three Months and Year Ended December 31, 2019 and 2018

For a more detailed analysis of the federal and state regulatory environment, view the Corporation’s prospectus’, filed on February 15, 2019, Cannabis Market Overview section.